Exhibit 3.1

AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
GREENVISION ACQUISITION CORP.

Pursuant to Section 242 of the
Delaware General Corporation Law

May 12, 2021

The undersigned, being a duly authorized officer of GreenVision Acquisition Corp. (the “Corporation”), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

1.	The name of the Corporation is “GreenVision Acquisition Corp.”

2.	The Corporation’s original certificate of incorporation was filed with the Secretary of State of the State of Delaware on September 11, 2019 (the “Original Certificate”). An amended and restated certificate of incorporation was filed with the Secretary of State of the State of Delaware on October 29, 2019 (the “Amended and Restated Certificate”).

3.	This Amendment to the Amended and Restated Certificate (this “Amendment”) amends the Amended and Restated Certificate.

4.	This Amendment was duly adopted by the affirmative vote of the holders of a majority of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5.	The text of Section “E” of Article SIXTH of the Amended and Restated Certificate is hereby amended and restated to read in full as follows:

E. In the event that the Corporation does not consummate a Business Combination on or before May 21, 2021, the Board of Directors may extend the period of time to consummate a Business Combination to August 19, 2021; and thereafter may further extend such time period up to two additional times, each by an additional three months, for an aggregate of six additional months (the latest such date being referred to as the “Termination Date”), provided that (i) for each such further extension the Sponsor (or its affiliates or designees) must deposit into the Trust Account the sum of up to $575,000 per extension (based on $0.10 per public share that is not converted) in exchange for a non-interest bearing, unsecured promissory note, for maximum aggregate proceeds to the Corporation of $1,150,000 if two extensions occur and (ii) the procedures relating to any such extension, as set forth in the Investment Management Trust Agreement between the Corporation and Continental Stock Transfer & Trust Company, shall have been complied with. The gross proceeds from the issuance of such promissory notes will be added to the proceeds from the IPO to be held in the Trust Account and shall be used to fund the redemption of the IPO Shares in accordance with this Section E of Article SIXTH. In the event that the Corporation does not consummate a Business Combination by the Termination Date, the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the IPO Shares for cash for a redemption price per share as described below (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the GCL, including the adoption of a resolution by the Board of Directors pursuant to Section 275(a) of the GCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the GCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of (ii) and (iii) above) to the Corporation’s obligations under the GCL to provide for claims of creditors and other requirements of applicable law. In such event, the per-share redemption price shall be equal to a pro rata share of the Trust Account plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Corporation for its working capital requirements or necessary to pay its taxes divided by the total number of IPO Shares then outstanding.

6.	This Amendment shall become effective on the date of filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, GreenVision Acquisition Corp. has caused this Amendment to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

GREENVISION ACQUISITION CORP.

By:	/s/ Zhigeng (David) Fu
Name: Zhigeng (David) Fu
Title: Chief Executive Officer